SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

Chordiant Software, Inc.

(Name of Subject Company)

Chordiant Software, Inc.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

170404305

(CUSIP Number of Class of Securities)

Mr. Steven R. Springsteel

Chairman, President, and CEO

Chordiant Software, Inc.

20400 Stevens Creek Blvd., Suite 400

Cupertino, CA 95014

(408) 517-6100

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of Person(s) Filing Statement)

With a copy to:

Nancy H. Wojtas

Cooley Godward Kronish LLP

Five Palo Alto Square

3000 El Camino Real

Palo Alto, CA 94306-2155

(650) 843-5000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (the “Amendment”) to the Solicitation/Recommendation Statement on Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on March 24, 2010 (as previously filed with the SEC and as the same may be amended or supplemented from time to time, the “Schedule 14D-9”) by Chordiant Software, Inc., a Delaware corporation (the “Company”), relating to the tender offer made by Maple Leaf Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Pegasystems Inc., a Massachusetts corporation (“Pegasystems”), disclosed in a Tender Offer Statement on Schedule TO, dated March 24, 2010 (as amended or supplemented from time to time, the “Schedule TO”), to purchase all of the outstanding shares of common stock, $0.001 par value per share, of the Company, including the associated rights to purchase Series A Junior Participating Preferred Stock, par value $0.001 per share, of the Company, issued pursuant to the Rights Agreement, dated as of July 10, 2008, between the Company and American Stock Transfer & Trust Co. LLC, as the rights agent, as amended, at a purchase price of $5.00 per share, net to the holder thereof in cash without interest, and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 24, 2010 (as amended or supplemented from time to time), and in the related Letter of Transmittal (as amended or supplemented from time to time), which are included as exhibits to the Schedule TO. Any capitalized terms used and not otherwise defined herein shall have the respective meanings ascribed to such terms in the Schedule 14D-9.

The information in the Schedule 14D-9 is incorporated into this Amendment by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraph immediately following the third paragraph under the subheading “Antitrust” of Item 8 of the Schedule 14D-9:

On March 31, 2010, the waiting period applicable to the Offer under the HSR Act was terminated by the FTC. Accordingly, the condition to the Offer relating to the expiration or termination of the waiting period under the HSR Act has been satisfied. On March 31, 2010, Pegasystems announced in a press release that the waiting period under the HSR Act had been terminated. A copy of the press release is attached hereto as Exhibit (a)(1)(J).

Item 9.	Exhibits.

Exhibit No.	Description

(a)(1)(J)	Press Release issued by Pegasystems Inc. on March 31, 2010. (1)

(1)	Incorporated by reference to Amendment No. 1 to the Schedule TO filed by Maple Leaf Acquisition Corp. and Pegasystems on March 31, 2010.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CHORDIANT SOFTWARE, INC.

By:	/s/ DAVID M. ZUCKERMAN
Name:	David M. Zuckerman
Title:	Vice President, General Counsel and Secretary

Dated: March 31, 2010

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(J)	Press Release issued by Pegasystems on March 31, 2010. (1)

(1)	Incorporated by reference to Amendment No. 1 to the Schedule TO filed by Maple Leaf Acquisition Corp. and Pegasystems Inc. on March 31, 2010.